Filed Pursuant to Rule 253(g)(2)
File No. 024-12135
Arrived Homes 3, LLC

SUPPLEMENT NO. 2 DATED OCTOBER 28, 2025
TO THE OFFERING CIRCULAR DATED JANUARY 30, 2025

This document supplements, and should be read in conjunction with, the offering circular of Arrived Homes 3, LLC (“we”, “our” or “us”), dated January 30, 2025, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “Commission”) (collectively, the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

●	Our Net Asset Value (“NAV”) Per Interest for each series as of October 25, 2025.

Net Asset Value as of October 25, 2025

As of October 25, 2025, our net asset value (“NAV”) per interest for each series is set in the table below. This NAV per interest shall be effective until updated by us on or about January 25, 2026.

Series	NAV Per Interest
Antares	$9.82
Aramis	$9.67
Arkoma	$10.71
Arya	$9.59
Aspen	$9.62
Athos	$10.09
Barclay	$10.60
Bean	$10.41
Bennett	$9.87
Benny	$10.22
Bluebell	$9.81
Bowling	$10.50
Bradford	$10.30
Brookwood	$9.87
Bryant	$9.95
Caden	$10.33
Camellia	$10.82
Caterpillar	$9.06
Chilhowee	$11.07
Claremore	$9.56
Collinison	$10.00
Cordero	$10.35
Cristalino	$11.02
Ellie	$11.63
Emelina	$10.40
Ethan	$10.65
Frances	$9.48
Glenncrest	$9.99
Gordon	$10.09
Haikey	$10.16
Hamblen	$11.38
Hancock	$9.85
Hardman	$10.30
Haven	$11.12
Haverhill	$9.36
Haybridge	$9.73
Hedgecrest	$9.66
Helmerich	$9.94
Hermanos	$11.15
Holmes	$9.58
Johnson	$9.75
Keystone	$10.23
Laurel	$10.39
Layla	$10.41
Liberty	$10.07
Lithonia	$9.08
Lola	$10.40
Lucas	$10.00
Macomber	$9.71
Mallard	$10.61
Marcy	$9.44
Meridian	$10.25
Montgomery	$10.27
Northbrook	$9.54
Northridge	$9.58
Oakland	$10.84
Palmore	$10.62
Pebblestone	$10.19
Perdita	$10.28
Phoebe	$10.67
Pongo	$10.42
Portsmouth	$10.67
Rachel	$10.11
Ratliff	$10.55
Riverwood	$9.54
Roanoke	$10.64
Ross	$10.29
Sansa	$9.54
Sedgefield	$10.06
Sheezy	$11.88
Sherwood	$9.64
Summerglen	$9.63
Tansel	$10.58
Thomas	$10.22
Tytus	$11.08
Vanzant	$10.27
Watson	$9.76
Westhaven	$10.57
Wheeler	$10.64
Williamson	$11.48
Woodland	$10.34
Woodwind	$9.43
Wynde	$10.05
Wyndhurst	$9.62
Zane	$9.81

The following sets forth the calculation of each series’ NAV per interest:

BALANCE SHEET (UNAUDITED) [1]

	Antares	Aramis	Arkoma	Arya	Aspen	Athos	Barclay
ASSETS
Current assets:
Cash	$13,982	$9,399	$22,617	$6,279	$8,434	$8,267	$23,739
Prepaid expenses	104	101	82	$0	234	101	102
Deposits	3,940	5,252	3,193	613	3,851	5,040	1,985
Property and equipment, net	293,719	284,491	223,345	172,243	252,622	279,257	289,649
Total assets	$311,745	$299,243	$249,237	$179,135	$265,141	$292,665	$315,475

LIABILITIES
Current liabilities:
Accrued expenses	$2,474	$2,620	$2,266	$1,510	$2,092	$1,844	$2,123
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	5,072	5,266	4,173	3,279	5,743	7,847	5,124
Tenant deposits	2,395	3,790	1,595	1,395	1,795	4,190	-
Note payable, related party	-	-	-	6,000	-	-	-
Mortgage payables	-	-	-	-	-	-	-
Total Liabilities	$9,940	$11,675	$8,034	$12,184	$9,629	$13,881	$7,247

MEMBERS' EQUITY
Members' capital	311,906	303,285	236,095	190,180	269,559	297,390	300,345
Accumulated deficit	(10,102)	(15,717)	5,108	(23,229)	(14,047)	(18,606)	7,882
Total members' equity (deficit)	301,804	287,568	241,203	166,951	255,512	278,784	308,228
Total liabilities and members' equity (deficit)	$311,745	$299,243	$249,237	$179,135	$265,141	$292,665	$315,475

NET FAIR VALUE ASSETS CONSIST OF:
Net asset value with members' equity (without fair value adjustments)	301,804	287,568	241,203	166,951	255,512	278,784	308,228
Net adjustments to fair value	57,610	53,358	62,221	43,865	47,357	67,946	77,125
TOTAL NET ASSETS	$359,414	$340,926	$303,424	$210,816	$302,869	$346,730	$385,353
NET ASSET VALUE PER INTEREST	$9.82	$9.67	$10.71	$9.59	$9.62	$10.09	$10.60

	Bean	Bennett	Benny	Bluebell	Bowling	Bradford	Brookwood
ASSETS
Current assets:
Cash	$10,885	$8,076	$6,417	$21,036	$6,551	$22,972	$7,686
Prepaid expenses	0	196	952	$101	769	102	257
Deposits	4,241	3,333	3,486	1,942	2,120	3,977	3,433
Property and equipment, net	280,666	199,822	240,540	283,426	196,042	287,851	264,623
Total assets	$295,793	$211,427	$251,394	$306,505	$205,483	$314,902	$275,999

LIABILITIES
Current liabilities:
Accrued expenses	$2,499	$1,504	$1,705	$3,416	$1,534	$2,118	$3,521
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	5,210	4,394	6,681	5,172	4,531	5,064	5,460
Tenant deposits	2,145	1,695	1,795	2,345	-	2,145	1,795
Note payable, related party	-	-	-	-	-	-	-
Mortgage payables	-	-	-	-	-	-	-
Total Liabilities	$9,854	$7,593	$10,181	$10,933	$6,066	$9,326	$10,776

MEMBERS' EQUITY
Members' capital	288,047	200,120	252,988	294,571	195,597	306,303	269,951
Accumulated deficit	(2,108)	3,714	(11,774)	1,002	3,820	(727)	(4,729)
Total members' equity (deficit)	285,939	203,834	241,214	295,573	199,417	305,576	265,222
Total liabilities and members' equity (deficit)	$295,793	$211,427	$251,394	$306,505	$205,483	$314,902	$275,999

NET FAIR VALUE ASSETS CONSIST OF:
Net asset value with members' equity (without fair value adjustments)	285,939	203,834	241,214	295,573	199,417	305,576	265,222
Net adjustments to fair value	69,213	44,040	70,044	52,760	56,320	66,493	59,314
TOTAL NET ASSETS	$355,151	$247,874	$311,258	$348,332	$255,737	$372,069	$324,536
NET ASSET VALUE PER INTEREST	$10.41	$9.87	$10.22	$9.81	$10.50	$10.30	$9.87

	Bryant	Caden	Camellia	Caterpillar	Chilhowee	Claremore	Collinison
ASSETS
Current assets:
Cash	$8,406	$2,052	$7,373	$11,434	$11,786	$2,947	$16,015
Prepaid expenses	95	607	258	$-	673	79	0
Deposits	4,208	3,847	4,687	619	4,975	3,167	4,161
Property and equipment, net	267,754	235,461	247,296	284,544	303,744	222,485	294,204
Total assets	$280,463	$241,967	$259,613	$296,597	$321,179	$228,678	$314,379

LIABILITIES
Current liabilities:
Accrued expenses	$2,291	$1,263	$2,560	$649	$892	$1,403	$1,600
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	(1,093)	5,355	5,290	8,330	6,903	5,617	4,741
Tenant deposits	2,095	2,393	1,795	1,795	2,395	1,745	2,095
Note payable, related party	-	5,500	-	-	-	-	-
Mortgage payables	-	-	-	-	-	-	-
Total Liabilities	$3,293	$14,510	$9,645	$10,774	$10,191	$8,765	$8,435

MEMBERS' EQUITY
Members' capital	274,816	252,522	250,278	318,935	308,883	238,330	307,383
Accumulated deficit	2,353	(25,066)	(310)	(33,112)	2,105	(18,417)	(1,440)
Total members' equity (deficit)	277,169	227,457	249,968	285,823	310,988	219,913	305,944
Total liabilities and members' equity (deficit)	$280,463	$241,967	$259,613	$296,597	$321,179	$228,678	$314,379

NET FAIR VALUE ASSETS CONSIST OF:
Net asset value with members' equity (without fair value adjustments)	277,169	227,457	249,968	285,823	310,988	219,913	305,944
Net adjustments to fair value	50,600	75,986	83,418	37,941	105,943	45,946	50,004
TOTAL NET ASSETS	$327,769	$303,443	$333,386	$323,764	$416,931	$265,860	$355,948
NET ASSET VALUE PER INTEREST	$9.95	$10.33	$10.82	$9.06	$11.07	$9.56	$10.00

	Cordero	Cristalino	Ellie	Emelina	Ethan	Frances	Glenncrest
ASSETS
Current assets:
Cash	$14,632	$11,852	$5,960	$3,665	$10,693	$16,393	$18,817
Prepaid expenses	161	384	0	$261	138	0	0
Deposits	1,830	5,251	2,128	1,639	(4,130)	4,204	2,635
Property and equipment, net	258,524	289,422	275,069	238,252	193,399	268,396	278,705
Total assets	$275,147	$306,909	$283,157	$243,817	$200,101	$288,993	$300,158

LIABILITIES
Current liabilities:
Accrued expenses	$2,626	$3,335	$2,762	$2,086	$1,903	$1,138	$1,524
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	4,918	6,699	12,211	5,452	9,027	4,413	3,951
Tenant deposits	2,495	2,995	-	-	1,475	2,245	3,990
Note payable, related party	-	16,800	-	-	13,000	-	-
Mortgage payables	-	-	-	-	-	-	-
Total Liabilities	$10,039	$29,829	$14,972	$7,538	$25,405	$7,795	$9,465

MEMBERS' EQUITY
Members' capital	272,759	318,222	300,190	245,521	200,219	273,184	298,148
Accumulated deficit	(7,652)	(41,141)	(32,006)	(9,242)	(25,523)	8,014	(7,455)
Total members' equity (deficit)	265,107	277,080	268,184	236,279	174,696	281,197	290,693
Total liabilities and members' equity (deficit)	$275,147	$306,909	$283,157	$243,817	$200,101	$288,993	$300,158

NET FAIR VALUE ASSETS CONSIST OF:
Net asset value with members' equity (without fair value adjustments)	265,107	277,080	268,184	236,279	174,696	281,197	290,693
Net adjustments to fair value	78,115	121,710	121,114	65,670	74,254	30,464	44,966
TOTAL NET ASSETS	$343,223	$398,790	$389,298	$301,949	$248,949	$311,661	$335,659
NET ASSET VALUE PER INTEREST	$10.35	$11.02	$11.63	$10.40	$10.65	$9.48	$9.99

	Gordon	Haikey	Hamblen	Hancock	Hardman	Haven	Haverhill
ASSETS
Current assets:
Cash	$14,958	$14,206	$10,154	$6,592	$15,282	$4,791	$7,358
Prepaid expenses	176	-	635	$93	-	882	257
Deposits	3,661	(977)	4,386	3,340	4,733	2,903	8,882
Property and equipment, net	241,752	232,362	242,163	258,260	372,805	174,608	221,420
Total assets	$260,547	$245,591	$257,338	$268,285	$392,821	$183,184	$237,917

LIABILITIES
Current liabilities:
Accrued expenses	$2,476	$2,003	$1,586	$2,381	$2,747	$1,122	$2,826
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	4,590	5,917	5,110	5,802	5,689	4,129	4,769
Tenant deposits	1,895	1,795	2,095	2,045	2,495	1,495	1,745
Note payable, related party	-	-	-	-	-	5,700	-
Mortgage payables	-	-	-	-	-	-	-
Total Liabilities	$8,962	$9,715	$8,792	$10,228	$10,932	$12,446	$9,340

MEMBERS' EQUITY
Members' capital	254,938	239,334	248,147	266,215	380,596	181,988	234,216
Accumulated deficit	(3,352)	(3,458)	400	(8,158)	1,293	(11,249)	(5,639)
Total members' equity (deficit)	251,585	235,876	248,546	258,057	381,889	170,738	228,577
Total liabilities and members' equity (deficit)	$260,547	$245,591	$257,338	$268,285	$392,821	$183,184	$237,917

NET FAIR VALUE ASSETS CONSIST OF:
Net asset value with members' equity (without fair value adjustments)	251,585	235,876	248,546	258,057	381,889	170,738	228,577
Net adjustments to fair value	55,616	58,284	100,026	57,158	78,704	71,213	30,903
TOTAL NET ASSETS	$307,201	$294,160	$348,572	$315,215	$460,594	$241,951	$259,480
NET ASSET VALUE PER INTEREST	$10.09	$10.16	$11.38	$9.85	$10.30	$11.12	$9.36

	Haybridge	Hedgecrest	Helmerich	Hermanos	Holmes	Johnson	Keystone
ASSETS
Current assets:
Cash	$17,724	$14,659	$17,535	$9,568	$5,657	$22,048	$13,063
Prepaid expenses	0	0	84	$1,320	110	0	0
Deposits	5,915	(3,565)	(536)	5,275	1,240	4,859	5,298
Property and equipment, net	344,335	349,801	238,329	298,442	166,121	319,809	334,684
Total assets	$367,974	$360,895	$255,412	$314,605	$173,129	$346,715	$353,045

LIABILITIES
Current liabilities:
Accrued expenses	$2,200	$2,186	$1,548	$3,826	$1,399	$2,036	$2,007
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	5,258	5,089	5,747	6,370	3,598	4,137	5,677
Tenant deposits	3,990	1,995	2,095	3,293	-	2,645	2,295
Note payable, related party	-	-	-	7,700	-	-	-
Mortgage payables	-	-	-	-	-	-	-
Total Liabilities	$11,448	$9,270	$9,390	$21,189	$4,996	$8,818	$9,979

MEMBERS' EQUITY
Members' capital	369,996	368,517	249,455	313,829	172,249	340,439	339,897
Accumulated deficit	(13,470)	(16,892)	(3,433)	(20,413)	(4,117)	(2,541)	3,169
Total members' equity (deficit)	356,526	351,625	246,022	293,417	168,132	337,897	343,066
Total liabilities and members' equity (deficit)	$367,974	$360,895	$255,412	$314,605	$173,129	$346,715	$353,045

NET FAIR VALUE ASSETS CONSIST OF:
Net asset value with members' equity (without fair value adjustments)	356,526	351,625	246,022	293,417	168,132	337,897	343,066
Net adjustments to fair value	54,479	56,293	52,641	111,207	35,184	40,896	69,010
TOTAL NET ASSETS	$411,005	$407,918	$298,663	$404,624	$203,316	$378,794	$412,076
NET ASSET VALUE PER INTEREST	$9.73	$9.66	$9.94	$11.15	$9.58	$9.75	$10.23

	Laurel	Layla	Liberty	Lithonia	Lola	Lucas	Macomber
ASSETS
Current assets:
Cash	$22,185	$11,430	$6,363	$8,251	$14,086	$9,350	$10,129
Prepaid expenses	0	0	86	$260	0	87	94
Deposits	1,138	4,810	4,320	6,335	(88)	4,295	4,650
Property and equipment, net	324,601	311,705	251,812	274,725	295,342	244,888	263,691
Total assets	$347,924	$327,945	$262,582	$289,571	$309,340	$258,621	$278,564

LIABILITIES
Current liabilities:
Accrued expenses	$2,473	$1,547	$2,017	$3,430	$1,551	$1,972	$1,992
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	4,424	5,558	6,283	5,702	5,057	6,820	7,312
Tenant deposits	2,295	2,695	2,395	3,990	2,345	2,395	2,445
Note payable, related party	-	-	8,000	24,300	-	-	-
Mortgage payables	-	-	-	-	-	-	-
Total Liabilities	$9,191	$9,800	$18,696	$37,421	$8,954	$11,187	$11,748

MEMBERS' EQUITY
Members' capital	346,708	321,919	256,881	292,007	298,999	263,278	276,682
Accumulated deficit	(7,976)	(3,774)	(12,994)	(39,857)	1,388	(15,844)	(9,866)
Total members' equity (deficit)	338,732	318,144	243,887	252,150	300,387	247,434	266,816
Total liabilities and members' equity (deficit)	$347,924	$327,945	$262,582	$289,571	$309,340	$258,621	$278,564

NET FAIR VALUE ASSETS CONSIST OF:
Net asset value with members' equity (without fair value adjustments)	338,732	318,144	243,887	252,150	300,387	247,434	266,816
Net adjustments to fair value	70,471	80,572	56,290	48,724	69,792	54,795	50,915
TOTAL NET ASSETS	$409,203	$398,716	$300,176	$300,874	$370,179	$302,228	$317,731
NET ASSET VALUE PER INTEREST	$10.39	$10.41	$10.07	$9.08	$10.40	$10.00	$9.71

	Mallard	Marcy	Meridian	Montgomery	Northbrook	Northridge	Oakland
ASSETS
Current assets:
Cash	$13,250	$8,557	$6,257	$7,598	$14,467	$16,477	$16,538
Prepaid expenses	123	0	181	$129	0	0	0
Deposits	1,289	3,812	3,322	3,614	3,726	1,876	4,573
Property and equipment, net	196,987	172,243	256,146	203,220	271,031	250,717	294,833
Total assets	$211,649	$184,612	$265,907	$214,561	$289,224	$269,070	$315,943

LIABILITIES
Current liabilities:
Accrued expenses	$1,535	$1,810	$1,503	$1,941	$3,142	$2,293	$1,351
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	3,697	3,209	4,930	4,474	4,408	4,092	3,972
Tenant deposits	2,195	2,690	1,850	2,468	1,895	2,543	2,445
Note payable, related party	-	-	-	10,700	-	-	-
Mortgage payables	-	-	-	-	-	-	-
Total Liabilities	$7,427	$7,709	$8,283	$19,582	$9,445	$8,927	$7,767

MEMBERS' EQUITY
Members' capital	205,479	183,059	267,285	214,313	287,029	277,914	316,526
Accumulated deficit	(1,257)	(6,157)	(9,661)	(19,335)	(7,251)	(17,772)	(8,350)
Total members' equity (deficit)	204,222	176,902	257,624	194,978	279,779	260,143	308,176
Total liabilities and members' equity (deficit)	$211,649	$184,612	$265,907	$214,561	$289,224	$269,070	$315,943

NET FAIR VALUE ASSETS CONSIST OF:
Net asset value with members' equity (without fair value adjustments)	204,222	176,902	257,624	194,978	279,779	260,143	308,176
Net adjustments to fair value	62,123	30,631	65,820	58,724	38,558	46,085	82,378
TOTAL NET ASSETS	$266,345	$207,534	$323,444	$253,703	$318,336	$306,228	$390,554
NET ASSET VALUE PER INTEREST	$10.61	$9.44	$10.25	$10.27	$9.54	$9.58	$10.84

	Palmore	Pebblestone	Perdita	Phoebe	Pongo	Portsmouth	Rachel
ASSETS
Current assets:
Cash	$2,362	$10,627	$21,152	$14,322	$23,721	$9,262	$11,828
Prepaid expenses	2,296	0	110	$0	110	134	0
Deposits	1,356	5,346	553	4,029	5,098	2,598	3,887
Property and equipment, net	193,245	324,709	313,907	266,937	313,907	206,732	278,016
Total assets	$199,258	$340,682	$335,722	$285,287	$342,835	$218,726	$293,730

LIABILITIES
Current liabilities:
Accrued expenses	$1,174	$2,036	$2,128	$1,566	$2,128	$2,072	$751
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	5,017	5,455	5,332	3,796	5,536	4,715	4,593
Tenant deposits	1,645	2,795	1,995	2,145	3,143	2,693	1,995
Note payable, related party	-	-	-	-	-	-	-
Mortgage payables	-	-	-	-	-	-	-
Total Liabilities	$7,836	$10,286	$9,456	$7,507	$10,806	$9,480	$7,339

MEMBERS' EQUITY
Members' capital	202,353	329,873	334,137	286,283	330,070	211,719	292,015
Accumulated deficit	(10,931)	524	(7,871)	(8,502)	1,959	(2,472)	(5,624)
Total members' equity (deficit)	191,422	330,396	326,266	277,780	332,029	209,246	286,391
Total liabilities and members' equity (deficit)	$199,258	$340,682	$335,722	$285,287	$342,835	$218,726	$293,730

NET FAIR VALUE ASSETS CONSIST OF:
Net asset value with members' equity (without fair value adjustments)	191,422	330,396	326,266	277,780	332,029	209,246	286,391
Net adjustments to fair value	65,315	68,128	76,877	71,165	76,130	66,265	59,042
TOTAL NET ASSETS	$256,737	$398,525	$403,144	$348,945	$408,158	$275,511	$345,433
NET ASSET VALUE PER INTEREST	$10.62	$10.19	$10.28	$10.67	$10.42	$10.67	$10.11

	Ratliff	Riverwood	Roanoke	Ross	Sansa	Sedgefield	Sheezy
ASSETS
Current assets:
Cash	$11,335	$9,492	$17,360	$19,504	$12,521	$27,638	$12,474
Prepaid expenses	0	98	111	$-	0	0	181
Deposits	4,377	2,047	4,760	4,813	2,747	5,209	(1,623)
Property and equipment, net	306,865	278,297	317,643	320,747	172,243	285,099	218,475
Total assets	$322,577	$289,933	$339,874	$345,064	$187,511	$317,945	$229,506

LIABILITIES
Current liabilities:
Accrued expenses	$908	$3,408	$(1,670)	$1,304	$1,985	$(629)	$2,091
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	5,250	5,026	5,963	5,417	3,197	3,747	5,096
Tenant deposits	2,345	1,995	2,495	2,545	1,395	3,243	2,045
Note payable, related party	-	-	-	-	-	-	-
Mortgage payables	-	-	-	-	-	-	-
Total Liabilities	$8,503	$10,430	$6,788	$9,266	$6,578	$6,360	$9,233

MEMBERS' EQUITY
Members' capital	319,262	301,786	328,747	330,220	180,878	321,463	217,293
Accumulated deficit	(5,188)	(22,282)	4,338	5,578	55	(9,878)	2,980
Total members' equity (deficit)	314,074	279,503	333,086	335,798	180,933	311,585	220,273
Total liabilities and members' equity (deficit)	$322,577	$289,933	$339,874	$345,064	$187,511	$317,945	$229,506

NET FAIR VALUE ASSETS CONSIST OF:
Net asset value with members' equity (without fair value adjustments)	314,074	279,503	333,086	335,798	180,933	311,585	220,273
Net adjustments to fair value	83,218	55,353	89,052	69,279	28,945	51,424	103,336
TOTAL NET ASSETS	$397,291	$334,856	$422,138	$405,077	$209,878	$363,009	$323,609
NET ASSET VALUE PER INTEREST	$10.55	$9.54	$10.64	$10.29	$9.54	$10.06	$11.88

	Sherwood	Summerglen	Tansel	Thomas	Tytus	Vanzant	Watson
ASSETS
Current assets:
Cash	$6,699	$9,008	$6,827	$3,652	$16,888	$12,688	$14,575
Prepaid expenses	64	149	110	$203	89	0	110
Deposits	(4,794)	3,417	2,227	2,273	4,621	4,810	522
Property and equipment, net	165,072	228,687	308,075	207,023	246,361	340,769	166,121
Total assets	$167,041	$241,262	$317,240	$213,152	$267,959	$358,267	$181,328

LIABILITIES
Current liabilities:
Accrued expenses	$1,373	$1,635	$1,427	$1,973	$3,035	$4,962	$1,399
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	3,147	5,817	6,921	4,727	4,558	5,174	3,641
Tenant deposits	1,395	1,795	-	1,795	2,495	2,695	1,395
Note payable, related party	-	-	-	-	-	-	-
Mortgage payables	-	-	-	-	-	-	-
Total Liabilities	$5,915	$9,247	$8,348	$8,495	$10,088	$12,831	$6,434

MEMBERS' EQUITY
Members' capital	178,732	233,155	334,079	210,273	253,984	353,681	172,508
Accumulated deficit	(17,606)	(1,141)	(25,186)	(5,616)	3,887	(8,244)	2,386
Total members' equity (deficit)	161,126	232,015	308,892	204,657	257,871	345,436	174,894
Total liabilities and members' equity (deficit)	$167,041	$241,262	$317,240	$213,152	$267,959	$358,267	$181,328

NET FAIR VALUE ASSETS CONSIST OF:
Net asset value with members' equity (without fair value adjustments)	161,126	232,015	308,892	204,657	257,871	345,436	174,894
Net adjustments to fair value	45,699	44,057	98,255	59,550	82,863	81,751	32,473
TOTAL NET ASSETS	$206,825	$276,071	$407,148	$264,207	$340,734	$427,187	$207,366
NET ASSET VALUE PER INTEREST	$9.64	$9.63	$10.58	$10.22	$11.08	$10.27	$9.76

	Westhaven	Wheeler	Williamson	Woodland	Woodwind	Wynde	Wyndhurst
ASSETS
Current assets:
Cash	$4,867	$15,406	$6,879	$4,933	$3,884	$8,852	$19,936
Prepaid expenses	158	129	174	$84	234	86	0
Deposits	3,935	3,586	7,658	2,570	1,750	3,055	3,550
Property and equipment, net	240,902	196,680	271,865	155,636	240,621	239,911	297,987
Total assets	$249,861	$215,801	$286,576	$163,223	$246,489	$251,904	$321,473

LIABILITIES
Current liabilities:
Accrued expenses	$1,766	$1,534	$(1,217)	$1,490	$2,124	$2,375	$1,068
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	5,213	4,476	4,929	3,119	8,226	5,300	4,893
Tenant deposits	2,145	1,649	3,543	1,295	-	2,645	1,745
Note payable, related party	-	-	-	-	-	5,800	-
Mortgage payables	-	-	-	-	-	-	-
Total Liabilities	$9,124	$7,660	$7,254	$5,905	$10,351	$16,121	$7,706

MEMBERS' EQUITY
Members' capital	251,128	197,779	279,866	163,395	253,143	250,095	322,194
Accumulated deficit	(10,390)	10,362	(544)	(6,077)	(17,005)	(14,312)	(8,427)
Total members' equity (deficit)	240,738	208,141	279,322	157,319	236,138	235,783	313,767
Total liabilities and members' equity (deficit)	$249,861	$215,801	$286,576	$163,223	$246,489	$251,904	$321,473

NET FAIR VALUE ASSETS CONSIST OF:
Net asset value with members' equity (without fair value adjustments)	240,738	208,141	279,322	157,319	236,138	235,783	313,767
Net adjustments to fair value	79,899	58,164	106,319	44,559	46,941	63,981	39,352
TOTAL NET ASSETS	$320,637	$266,306	$385,641	$201,878	$283,079	$299,764	$353,119
NET ASSET VALUE PER INTEREST	$10.57	$10.64	$11.48	$10.34	$9.43	$10.05	$9.62

Zane
ASSETS
Current assets:
Cash	$14,457
Prepaid expenses	60
Deposits	2,384
Property and equipment, net	154,609
Total assets	$171,511

LIABILITIES
Current liabilities:
Accrued expenses	$1,559
Accounts payable	-
Due to (from) related parties	3,066
Tenant deposits	1,275
Note payable, related party	-
Mortgage payables	-
Total Liabilities	$5,900

MEMBERS' EQUITY
Members' capital	163,814
Accumulated deficit	1,797
Total members' equity (deficit)	165,611
Total liabilities and members' equity (deficit)	$171,511

NET FAIR VALUE ASSETS CONSIST OF:
Net asset value with members' equity (without fair value adjustments)	165,611
Net adjustments to fair value	31,290
TOTAL NET ASSETS	$196,901
NET ASSET VALUE PER INTEREST	$9.81

[1] Estimated Balance Sheet as of September 30, 2025.

As described in the section “Description of the Securities Being Offered—Valuation Policies,” in the Offering Circular, our operating agreement provides that, following the initial period, at the end of each quarterly period our Manager’s internal accountants and asset management team will calculate our NAV using a process that reflects, among other matters:

●
an estimated value of our investments, as determined by the Manager’s asset management team, including related liabilities, based upon (a) information from publicly available sources about (i) market rents, comparable sales information and interest rates and (ii) with respect to debt, default rates and discount rates, and (b) in certain instances reports of the underlying real estate provided by an independent valuation expert or automated valuation models;

●	the price of liquid assets for which third party market quotes are available;

●	accruals of our periodic distributions on our interests; and

●
estimated accruals of the revenues, fees and expenses where we will (a) amortize the brokerage fee, offering expenses and sourcing fee over five years and (b) include accrued fees and operating expenses, accrued distributions payable, accrued management fees and any inter-company loans extended to the Company by our Manager.

Such determinations may include subjective judgments by the Manager regarding the applicability of certain inputs to market rents and comparable sales information. We do not utilize a capitalization rate approach in determining NAV, because given the nature of our investments in primary residences, we do not believe that the value of a many of our assets can be determined based solely on the business activities as the resale value of such asset will be decided independently of the success of such business activities.

Note, however, that the determination of our NAV is not based on, nor intended to comply with, fair value standards under U.S. GAAP, and such NAV may not be indicative of the price that we would receive for our assets at current market conditions. As a result, the calculation of our NAV may not reflect the precise amount that might be paid for your interests in a market transaction, and any potential disparity in our NAV may be in favor of either holders who redeem their interests, or holders who repurchase such interests, or existing holders. In instances where we determine that an appraisal of a property is necessary, including, but not limited to, instances where third party market values for comparable properties are either nonexistent or extremely inconsistent, we will engage an appraiser that has expertise in appraising residential real estate assets, to act as our independent valuation expert. The independent valuation expert is not responsible for, nor for preparing, our NAV per interest.

As there is no market value for the interests of any series as they are not expected to be listed or traded on any stock exchange (though periodic trading may become available pursuant to our arrangement with North Capital Private Securities (“NCPS”), which is intended to facilitate secondary transactions in interests on an alternative trading system owned and operated by NCPS, as described in the section “Description of Business—Liquidity Platform” in the Offering Circular), our goal in setting NAV on a quarterly basis is to provide a reasonable estimate of the value of our interests on a quarterly basis. However, each series property consists of residential real estate and, as with any residential real estate valuation protocol, the conclusions reached by the Manager’s asset management team or internal accountants, as the case may be, are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our investments. In addition, for any given period, our published NAV may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable.